

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2023

Zheng Xu
Chief Executive Officer
Missfresh Ltd
3rd Floor, Block A, Vanke Times Center
No. 9 Wangjing Street
Chaoyang District, Beijing 100016
The People's Republic of China

> **Re: Missfresh Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Response dated August 31, 2023**
> **File No. 001-40529**

Dear Zheng Xu:

We have reviewed your August 31, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 17, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 140

1. We note your response to prior comment 3. Item 16I(b) of Form 20-F requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. Please amend your filing to disclose and quantify any ownership interests held by governmental entities, including any ownership interests held by state-owned enterprises, in all of your consolidated operating entities, including variable interest entities or similar structures. In particular, we note that certain equity interests of your consolidated foreign operating entities, such as Jiangsu Meiri Jiangnan Technology Co. Ltd. and Qingdao Meiri Chengyun Technology Co. Ltd, are held by certain governmental entities in mainland China.

Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Shu Du